UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

KAYNE ANDERSON MLP/MIDSTREAM INVESTMENT COMPANY

(Name of Issuer)

SERIES H MANDATORY REDEEMABLE PREFERRED SHARES

SERIES I MANDATORY REDEEMABLE PREFERRED SHARES

(Title of Class of Securities)

4866065#9

4866066#8

(CUSIP Number)

December 31, 2017**

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

** The Reporting Person is filing this Schedule 13G because, due solely to the redemption by the Issuer of certain Mandatory Redeemable Preferred Shares (“MRPS”) during 2017, the Reporting Person beneficially owned more than 5% of the MRPS as of December 31, 2017.

CUSIP Nos. 4866065#9 and 4866066#8	Page 2 of 5 Pages

1.	Names of Reporting Persons. Teachers Insurance and Annuity Association of America
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	600,000
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	600,000
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person: IC

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Kayne Anderson MLP/Midstream Investment Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

811 Main Street
14th Floor
Houston, Texas 77002

Item 2(a).	Name of Person Filing

Teachers Insurance and Annuity Association of America

Item 2(b).	Address of Principal Business Office or, if None, Residence:

730 Third Ave
New York, New York 10017-3206

Item 2(c).	Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Series H Mandatory Redeemable Preferred Shares
Series I Mandatory Redeemable Preferred Shares

Item 2(e).	CUSIP Number:

4866065#9
4866066#8

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☒	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

Item 4.	Ownership:

(a)	Aggregate amount beneficially owned:		600,000

(b)	Percent of class:		5.1%

(c)	Number of shares as to which person has:

	(i)	Sole Voting Power:	600,000

	(ii)	Shared Voting Power:	0

	(iii)	Sole Dispositive Power:	600,000

	(iv)	Shared Dispositive Power:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2020	Nuveen Alternatives Advisors LLC, on behalf of Teachers Insurance and Annuity Association of America By: /s/ Trevor Sanford Trevor Sanford, Associate General Counsel